SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLACKROCK CAPITAL INVESTMENT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.50% Convertible Senior Notes Due 2018

(Title of Class of Securities)

092533AB4

(CUSIP Number of Class of Securities)

Michael J. Zugay

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, New York, 10022

(212) 810-5800

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Laurence D. Paredes

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, New York, 10022

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$116,725,000	$13,528.43
(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $115,000,000 aggregate principal amount of the Company’s 5.50% Convertible Senior Notes due 2018 are purchased at the tender offer price of $1,015.00 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2017, equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,528.43	Filing Party: BlackRock Capital Investment Corporation
Form or Registration No.: SC TO-I	Date Filed: August 28, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by BlackRock Capital Investment Corporation, a Delaware corporation (the “Company”), on August 28, 2017 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) any and all of its $115,000,000 aggregate principal amount of outstanding 5.50% Convertible Senior Notes due 2018 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the (i) Offer to Purchase, dated August 28, 2017 (the “Offer to Purchase”), and (ii) the Letter of Transmittal, dated August 28, 2017 (the “Letter of Transmittal”).

This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the Tender Offer.

Except as set forth in this Amendment No. 1, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, which is expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is hereby amended and supplemented by the information set forth below.

The Tender Offer expired at 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017). As of the expiration of the Tender Offer, $59,959,000 aggregate principal amount of the Notes, representing approximately 52.14% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer at the expiration of the Tender Offer at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, from August 15, 2017, up to but not including the Settlement Date). Following settlement of the Tender Offer, approximately $55,041,000 aggregate principal amount of the Notes will remain outstanding.

On September 26, 2017, the Company issued a press release announcing the results of the Tender Offer. The press release is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 26, 2017.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer—Conditions to the Tender Offer,” “Certain Considerations—Conditions to the Consummation of the Tender Offer” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, dated September 26, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 26, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Michael J. Zugay
	Name:	Michael J. Zugay
	Title:	Chief Executive Officer

Dated: September 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 28, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated August 28, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 28, 2017.

(a)(5)(B)*	Press Release, dated September 26, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 26, 2017.

(b)(1)*	Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 24, 2016) and incorporated herein by reference.

(b)(2)*	Second Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 5, 2017) and incorporated herein by reference.

(d)(1)*	Indenture (including form of Note) dated February 19, 2013 among the Company, Wilmington Trust, National Association, as Trustee, and Citibank, National Association, as Securities Administrator, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on February 19, 2013) and incorporated herein by reference.

(d)(2)*	Base Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(3)*	Supplemental Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(4)*	Form of 5.00% Convertible Note due 2022 (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.